COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

December 17, 2020

VIA EDGAR

Ms. Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I Columbia International Dividend Income Fund Columbia Small Cap Growth Fund I	Post-Effective Amendment No. 381 File Nos. 2-99356 / 811-04367

Dear Ms. Dubey:

This letter responds to a follow up comment received from the staff of the Securities and Exchange Commission (the Staff) on December 16, 2020 for the above-referenced post-effective amendment filed by and on behalf of Columbia Funds Series Trust I (the Registrant) on behalf of its series, Columbia International Dividend Income Fund and Columbia Small Cap Growth Fund I (each, the Fund, or collectively, the Funds). The comment and response are outlined below.

Comment:	Please confirm that the fee waiver agreement referenced in footnote (d) to the Fee and Expense table for Columbia International Dividend Income Fund has been or will be filed with the registration statement for the Funds.

Response:	An Amended and Restated Fee Waiver and Expense Cap Agreement and Schedule A to the Amended and Restated Fee Waiver and Expense Cap Agreement, each dated June 17, 2020, were filed with Post-Effective Amendment No. 376 to the registration statement of the Registrant on July 28, 2020.

If you have any questions, please contact either me at (212) 850-1703 or Teresa Lirio at (617) 385-9537.

Sincerely,

/s/ Joseph D’Alessandro

Joseph D’Alessandro

Assistant Secretary

Columbia Funds Series Trust I